FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 29, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for October 29, 2007 and incorporated by reference herein is the Registrant’s immediate report dated October 29, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: October 29, 2007

BluePhoenix Solutions Reports Record Q3 Financials

—	Record Revenues of $23 Million. Non-GAAP Results: Operating Income $4 Million, Net Income $3.4 Million, EPS $0.18
—	Nine month Revenues of $64 Million. Non-GAAP Results: Operating Income $9.6 Million, Net Income $8.2 Million, EPS $0.47

HERZLIYA, Israel – October 29, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced record financial results for the third quarter and nine month period ending September 30, 2007.

For the third quarter of 2007, BluePhoenix reported record revenues of $23.0 million, up 34% from $17.1 million in the third quarter of 2006, and up 9.4% as compared to $21.0 million in the prior quarter. This was the eleventh consecutive quarter of sequential growth.

Operating income on a Non-GAAP basis for the third quarter was a record $4.0 million, up 86% from $2.1 million in the third quarter of 2006 and up 27% from $3.1 million in the prior quarter. As a percentage of revenues, the Non-GAAP operating income for the third quarter was 17%.

Net income on a Non-GAAP basis for the third quarter, excluding non-cash financial expenses, was a record high of $3.4 million, or $0.18 per share, as compared to $1.7 million, or $0.12 per share, in the third quarter of 2006, and $2.8 million, or $0.16 per share, in the prior quarter.

Non-GAAP Results	Q3/2007	Q2/2007	Q3/2006

Sales	22,952	20,984	17,111
Operating profit	3,976	3,113	2,133
Net Income	3,413	2,830	1,678

GAAP Results	Q3/2007	Q2/2007	Q3/2006

Sales	22,952	20,984	17,111
Operating profit	1,449	(594)	2,002
Net Income	742	(1,765)	1,242

The GAAP based net profit for the third quarter was $742,000, or $0.04 per share, as compared to a net profit of $1.2 million, or $0.09 per share, in the third quarter of 2006. Non-GAAP results exclude restructuring, acquisition related and integration charges, amortization and capitalization of intangible assets, the effect of stock-based compensation and non-cash financial expenses. Reconciliation between GAAP and Non-GAAP operating results and net income is provided below.

“BluePhoenix is pleased to report great performance for the eleventh consecutive quarter, which reflects the ongoing adoption of our modernization solutions in the growing market,” said Arik Kilman, CEO of BluePhoenix Solutions. “Our solutions continue to achieve broad market acceptance both amongst our customers as well as with our partners including market leaders such as Microsoft, Oracle, IBM and Sun. The excellent results we have achieved reflect an increase in demand for legacy modernization as legacy maintenance and support costs continue to rise and as the workforce of available professionals constricts even further. BluePhoenix is well positioned to meet this demand.”

“BluePhoenix continues to pursue our acquisition strategy,” continued Kilman. “During the quarter we successfully completed the acquisition of ASNA, the leading modernization company in the midrange AS/400 and iSeries market. We are very excited about this opportunity and look forward to working closely with ASNA to provide solutions to the multitude of iSeries customers around the world who are facing the mounting challenge of modernizing their RPG-based applications.”

Other Financial Highlights

Company cash flow from operating activities in the third quarter was $5.8 million;

Cash and cash equivalents increased to $24.3 million in September 2007 from $19.0 million in June 2007 and $11.6 million in December 2006;

Company financial debt is $34.0 million in September 2007, compared to $30.8 million in June 2007 and $39.2 million in December 2006;

DSOs increased to 113 in the third quarter of 2007 from 110 in the second quarter of 2007 and 118 in the first quarter of 2007;

Shareholder’s equity increased by $22.6 million since December 31, 2006;

Business Highlights

†	The following business highlights were announced during the quarter:

†	Acquisition of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, which focuses on iSeries modernization solutions;

†	Successful completion of a strategic upgrade project for Scarborough Building Society, migrating mainframe applications and an IDMS database to Microsoft SQL Server and .NET;

†	Successful completion of major database and application migration from IMS DL/1 to DB2 environment for one of Italy’s major travel companies, Alpitour Group;

†	Key $2.5m project win to convert Cool:Gen finance systems to COBOL/DB2 for a leading European bank;

†	Enhanced solution for migrating mainframe customers to COBOL language environment (LE) helping customers resolve support challenge;

†	Opened a new regional office in Seoul, South Korea as a base for marketing and sales in the region and to provide support and services to the Company’s growing Asian customer base;

Conference Call Details:

Arik Kilman, Chief Executive Officer, Varda Sagiv, Chief Financial Officer and David Leichner, Chief Marketing Officer will discuss the third quarter results and will be available to answer questions. The conference call will be held on Monday October 29th, 2007 at 10am EST (16:00 Israel Time).

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call.

In the US: (800) 230-1951 and outside the US: +1-(612)-332-0718.

Callers should reference “Third Quarter Results on October 29th, 2007” to the AT&T conference call operator.

An automated replay of the conference call will be available from October 29th at 3:15pm until October 31st at 11:59 PM (EST). To access the replay please call US: (800)-475-6701 outside the US: +1-(320)-365-3844 and enter BluePhoenix Solution’s access code of 890530.

The replay will be available from November 1st onward at www.bphx.com.

Non-GAAP

To supplement BluePhoenix’ consolidated financial statements presented in accordance with GAAP, BluePhoenix provides Non-GAAP operating income (loss), Non-GAAP net income (loss) and Non-GAAP net income (loss) per share data. The presentation of these Non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing BluePhoenix’ performance. These Non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these Non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Paul Holm
CFO	H.L. Lanzet
BluePhoenix Solutions	+1-212-888-4570
+972 9-9526-103	paulmholm@gmail.com
vsagiv@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	Unaudited		Unaudited

Revenues	$22,952	$17,111	$64,001	$49,714

Cost of revenues	9,730	7,249	27,132	20,841

Gross profit	13,222	9,862	36,869	28,873

Software development costs, net	3,490	2,327	9,374	6,813

Selling, general and administrative expenses	8,078	5,533	23,548	16,485

Restructuring	205	--	694	--

Operating income (loss)	1,449	2,002	3,253	5,575

Financial expenses, net	(835)	(832)	(4,050)	(2,447)

Other income, net	133	--	133	282

Income (loss) before taxes	747	1,170	(664)	3,410

Taxes on income	12		178	54

	735	1,170	(842)	3,356

Minority interest	7	72	(56)	(62)

Net income (loss)	$742	$1,242	$(898)	$3,294

Basic earnings per share	$0.04	$0.09	$(0.05)	$0.24

Diluted earnings per share	$0.04	$0.09	$(0.05)	$0.23

Common shares outstanding	17,967	13,913	16,425	13,822

Common shares assuming dilution	19,288	14,446	17,488	14,333

RECONCILIATION OF GAAP TO NON-GAAP
(In thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	Unaudited		Unaudited

GAAP operating income (loss)	$1,449	$2,002	$3,253	$5,575

Restructuring	205	--	694	--
Acquisition related and integration charges	592	--	1,468	--
Amortization of intangible assets	2,569	1,736	6,836	5,328
Capitalization of software development	(1,113)	(1,869)	(4,968)	(5,203)
Depreciation of fixed assets (*)	--	254	199	654
Stock-based compensations	274	10	323	30
One time non-cash executive compensation
related to the Formula saleof shareholdings in
BluePhoenix, offset against paid-in capital.	--	--	1,769	--

Total adjustments to GAAP operating income	2,527	131	6,321	809

Non-GAAP Operating income	$3,976	$2,133	$9,574	$6,384

GAAP net income (loss)	$742	$1,242	$(898)	$3,294

Restructuring	205	--	694	--
Acquisition related and integration charges	592	--	1,468	--
Amortization of intangible assets	2,569	1,736	6,836	5,328
Capitalization of software development	(1,113)	(1,869)	(4,968)	(5,203)
Depreciation of fixed assets (*)	--	254	199	654
Stock-based compensations	274	10	323	30
One time non-cash executive compensation
related to the Formula saleof shareholdings
in BluePhoenix, offset against paid-in capital.	--	--	1,769	--
Non-cash financial expenses	55	260	2,604	862
Minority interest	89	45	211	(40)

Total adjustments to GAAP net income	2,671	436	9,136	1,631

Non-GAAP net income	$3,413	$1,678	$8,238	$4,925

Non - GAAP Diluted Earning per share	$0.18	$0.12	$0.47	$0.34

Shares used in diluted Earning per share calculation- GAAP	$19,288	$14,446	$17,488	$14,333

(*)	Was reconciled until March 31,2007

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2007	2006

ASSETS

Current Assets:

Cash and cash equivalents	$24,348	$11,627
Marketable securities	31	1,053
Trade accounts receivable	28,923	26,489
Other current assets	2,340	3,096

Total Current Assets	55,642	42,265

Non-Current Assets:

Long-term trade receivable	683	1,390
Investment in affliated company	214	-
Property, net	2,377	2,147
Intengible assets, net	91,989	81,664

Total Non-Current Assets	95,263	85,201

TOTAL ASSETS	$150,905	$127,466

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Short-term credit from banks	$6,617	$609
Current portion of long term convertible debentures	445	4,482
Trade accounts payable	5,767	4,594
Deferred revenues	6,241	7,790
Other current liabilities	12,784	6,929

Total Current Liabilities	31,854	24,404

Non-Current Liabilities

Convertible debentures	1,334	14,049
Accrued severance pay, net	2,157	1,718
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	25,605	20,027
Minority interests	5,404	5,348

Total Non-Current Liabilities	36,471	43,113

Shareholders' Equity	82,580	59,949

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$150,905	$127,466

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine months ended	Three months ended
	September 30,
	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(898)	$742
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in profits of subsidiaries	56	(7)
Depreciation and amortization	7,527	2,853
Increase (decrease) in accrued severance pay, net	254	(61)
Loss on sale of property	9	1
Change in value of long term-loans and convertible debentures	2,304	665
Stock - based and non cash compensations	2,093	274
Changes in operating assets and liabilities:		0
Marketable securities	1,022	13
Increasee in trade receivables	(409)	(2,196)
Decrease in other current assets	879	1,099
Increase in trade payables	816	1,164
Decrease (increase) in other current liabilities and deferred revenues	(500)	1,227

Net cash provided by operating activities	13,153	5,774

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property	(635)	(289)
Proceeds from sale of property	8	0
Capitalization of software development costs	(4,968)	(1,113)
Additional consideration of previously acquired subsidiaries and purchase of activity	(1,508)	(929)
Investment in newly-consolidated subsidiaries and purchase of new-activity	(7,260)	(5,220)

Net cash used in investing activities	(14,363)	(7,551)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	2,561	(1,838)
Repayment of long-term loans	(19,957)	(13,923)
Receipts of long-term loans	27,938	21,938
Exercise of employee share options and warrants	3,389	912

Net cash provided by financing activities	13,931	7,089

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,721	5,312
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,627	19,036

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$24,348	$24,348